H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:	Maxim TEP, Inc.
Amendment # 4 to Registration Statement on Form 10
Filed September 18, 2008
File No. 000-53093

Dear Mr. Schwall:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Maxim TEP, Inc. (the “Company”) dated August 25, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 4 to Registration Statement on Form 10

Note 4 – Intangibles and Other Assets, page F-21

1.	We note the information provided in response to prior comment number 2 from our letter dated August 25, 2008. We further note the following:
▪	Projected revenue for year 1 is substantially above actual amounts for either of the years ended December 31, 2007 or 2006
▪	You project substantial increase in year-over-year revenue for each of the 2 through 5
▪	Projected up front fees to acquire the license appear to be recurring each year for existing licenses

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

▪	Actual revenues for the first 6 months of 2008 are significantly below actual revenues for the years ended December 31, 2007 and 2006 and projected revenues for year 1; and
▪
Disclosure in your report on Form 10-Q for the quarterly period ended June 30, 2008 indicates that you believe that licensing revenues will decrease in the near future as you are not currently actively marketing sublicenses of your technology

In view of the significant differences between your recent actual results and the projected results indicated in your response, together with your stated expectations of continuing decreases in revenue in the near future, explain to us why you believe the projections underlying your impairment assessment of the LHD Technology assets is reasonable and supportable.

Answer: Since inception, the company has never fully exploited nor monetized its technology licensing division due to lack of financial resources as well as a focus more on the development side of the business. It had some marketing efforts in 2006 and 2007 but they were sporadic at best, never devoting financial nor human resources to this division as a result never fully developing it. Thus, historic results will not coincide with the full potential of this licensing division until full resources and focus is adequately devoted to it. In parallel, the company has shifted its strategy to focus on its core business of oil and gas development, further postponing the potential of this division, both historically and in the near term going forward. Therefore, any comparison of future results to historic results would be incompatible and inconsistent.

Nevertheless, the company has every intention of exploiting this technology in the future after it has began developing its core business and determines that financial as well as human resources can be devoted. The fat tat the company has not historically exploited the technology and does not plan to develop it in the near future does not devalue or in any way impair the value of the technology. The DCF analysis is testament of this and the company believes, if it so chooses, that the fair value of the technology in an arm’s length sale and purchase transaction will be significantly above the cost of its acquisition.

The valuation and impairment analysis has been updated to correct the recurring up front fees and the same conclusion is unequivocally holds. This has been filed as correspondence.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 2

Notes to Consolidated Financial Statements page 8

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

Note 3 – Debt, page 13

Convertible Notes Payable

2.	We note your disclosure regarding the disposition of then South Belridge field. In connection with the disposition, explain how you considered the reporting requirements of Item 2.01 of Form 8-K

Answer: We had just become a reporting company and failure to file the 8-K was an omission of a filing requirement. Nevertheless, all filings subsequent to the transaction have included pertinent information, full disclosure, and the closing documents as exhibits regarding this transaction. As a result, it is our belief that all necessary information that would have been included in an 8-K has been made available.

3.
Disclosure under this note indicates that, in connection with the sale of the South Belridge Field, you issued stock in exchange for cash and the retirement of debt. However, your consolidated statement of stockholder’s equity indicates that the shares were issued in connection with the conversion of debt and accrued interest.

Separately, your consolidated statement of cash flows shows cash inflow from investing activities of discontinued operations under the caption “Capital expenditures for oil and gas properties” and a corresponding financing outflow captioned “repayment of debt”. Considered together, these disclosures create uncertainty as to the amount of, and reasons for, cash received in the transaction. To help us understand your disclosure in this area, describe for us the specific terms of the transaction. As part of your response, explain the nature of any relationship between you and the counter parties. Also, explain how you determined that this represents a cash transaction, as opposed to a non-cash settlement of debt in exchange for property interests and common stock.

Answer: During April 2008, the Company sold its 50% interest in the South Belridge Field in a three party transaction that involved Orchard Petroleum, the field operator and owner of the other 50% interest and Maxim TEP, PLC, the company’s creditor as an all inclusive deal to eliminate all debt, joint interest rights and obligations amongst all three parties, for a cash consideration of $35,781,654. The Company owed the creditor $37,408,772 in current notes payable and approximately $6,068,427 in interest payable. The cash portion partially paid for the debt outstanding and 21,700,000 shares were issued to pay for the remaining debt and interest payable as well as an additional premium to extinguish certain debt covenants. The entire transaction was recorded as gain on disposal of assets from discontinued operations.

As it relates to the common stock issued in the transaction the caption within the statement of stockholders equity is titled “Common stock issued upon the conversion of debt and accrued interest” no portion of the stock was issued for cash consideration thus the caption remains appropriate in light of the facts as described above.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

As it relates to the title in the cash flows statement “Capital expenditures for oil & gas properties” it should have been titled “Proceeds from disposal of South Belridge field.” The amount of cash received was from the operator of the property to acquire our 100% interest in the field. The proceeds received were sent directly to the financial institution based on our option and instruction. Both the proceeds received and the repayment of debt were disclosed within the cash flow statement as components of discontinued operations as the field was 100% collateral for the debt repaid and their was no other recourse the lender had to any other assets of the Company. The debt was tied to the operations of that field and not to other activities of the Company. An amended form 10-Q/A has been filed to reflect this change in the caption title.

As it relates to our relationships with the operator and the lender, they are unrelated parties. The transaction was executed on an arms length basis as part of a repayment of a substantial debt obligation we had.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Bryce Linsenmayer, Company counsel, at (713) 547-2007.

Sincerely,

Robert D. Johnson
Chief Executive Officer
Date: September 19, 2008

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”